December 23, 2014

BY EDGAR AND OVERNIGHT MAIL

Ms. Sonia Gupta Barros

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Easterly Government Properties, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted November 25, 2014
CIK No. 0001622194

Dear Ms. Barros:

This letter is submitted on behalf of Easterly Government Properties, Inc. (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 18, 2014 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s draft Registration Statement on Form S- 11 (CIK No. 0001622194) submitted confidentially, as an emerging growth company pursuant to Section 6(e) of the Securities Act of 1933, as amended, to the Commission on November 25, 2014 (the “Confidential Registration Statement”). The Company is concurrently publicly filing a Registration Statement (the “Registration Statement”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Confidential Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Confidential Registration Statement, and page references in the responses refer to the Registration Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement.

Ms. Barros

Division of Corporation Finance

December 23, 2014

Prospectus Summary

Our Organizational and Ownership Structure, page 15

1.	We note your disclosure in footnote 2 to the table on page 15. Please revise your disclosure elsewhere in the prospectus to clarify the interests that you expect your executive officers, directors and their affiliates, respectively, to receive upon liquidation of the Easterly Funds.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure to clarify the interests that the Company expects its executive officers, directors and their affiliates, respectively, to receive upon liquidation of the Easterly Funds on pages 15, 146 and 160 of the Registration Statement.

Risk Factors

Our acquisition of common units from certain REITs controlled by the Easterly Funds may involve certain tax risks, page 47

2.	We note your disclosure on page 47 that if certain stockholders of the Easterly Fund REITs were to acquire 50% or more of your common stock, you could be deemed a “successor” to such Easterly Fund REIT which may impact your REIT qualification. Please tell us your views on the likelihood of this occurring and consider adding disclosure to the summary of the prospectus.

Response to Comment No. 2

The “successor” issue arises only when the Easterly Fund REITs convert their common units of our operating partnership to shares of the Company’s common stock (or the Company otherwise acquires the assets of the Easterly Fund REITs) as anticipated approximately 15 months after the offering. The Company has conducted a thorough analysis of whether it would be a “successor” under the REIT rules to one of the historic Easterly Fund REITs at that time, based on the current ownership of the Easterly Funds, the anticipated structure for the liquidation of the Easterly Funds, and using assumptions that the Company believes are reasonable. That analysis indicates that the Company would not be treated as a successor; however, the analysis also shows that the Company will be close to being treated as a successor due to the substantial overlapping ownership between the Company and one of the historic Easterly Fund REITs. To further reduce the risk of being treated as a successor, the Company’s charter will impose a limitation on ownership that would cause the Company to be treated as a successor, which will limit the ability of the Easterly Fund REITs to distribute Company shares of common stock to their investors in a manner that would violate the successor rule. Thereafter, the Company intends to enforce the charter limitation to the extent practicable. Shares of Company common stock acquired in violation of this successor limitation would be treated as transferred to a trust in the same manner as

Ms. Barros

Division of Corporation Finance

December 23, 2014

any other violation of the REIT ownership limits in the charter. The Company has updated its disclosure on pages 35, 48, 165, 166 and 189 of the Registration Statement to discuss the measures it has implemented to prevent it from becoming a successor to one of the historic Easterly Fund REITs in the future.

Unaudited Pro Forma Condensed Consolidated Financial Data

3.	We note your response to comment 12 of our letter dated November 14, 2014. We will continue to monitor the completion of your unaudited pro forma condensed consolidated financial statements. We may have further comments.

Response to Comment No. 3

The Company acknowledges that the Staff may have further comments to the unaudited pro forma condensed consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 93

4.	Please revise your disclosure to provide additional information regarding your material capital commitments and the anticipated sources and amounts of funds needed to fulfill such commitments, focusing on any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the your liquidity increasing or decreasing in any material way. Please also discuss how you will address the shortfall if you are unable to raise the cash necessary to address your liquidity needs.

Response to Comment No. 4

In response to the Staff’s comments, the Company has revised the disclosure on page 93 of the Registration Statement.

Senior Unsecured Revolving Credit Facility, page 93

5.	Please revise your disclosure to include a description of the restrictive covenants and requirements to maintain financial ratios set forth in your senior unsecured credit agreement.

Response to Comment No. 5

In response to the Staff’s comments, the Company has revised the disclosure on page 94 of the Registration Statement.

Certain Relationships and Related Transactions, page 146

Ms. Barros

Division of Corporation Finance

December 23, 2014

6.	We note your response to comment 20 of our letter dated November 14, 2014 and reissue that comment pending completion of the blanks that remain in this section.

Response to Comment No. 6

In response to the Staff’s comments, the Company has revised the disclosure on pages 16, 158, 159 and 161 of the Registration Statement to separate the consideration received by Mr. Crate and Mr. Ibe.

Structure and Formation of our Company

Consequences of our Formation Transactions, this Offering and the Concurrent Private Placement, page 157

7.	We note the following disclosure on page 157: “In the formation transactions, Darrell W. Crate, our Chairman, and Michael P. Ibe, our Executive Vice President—Development and Acquisitions and a director nominee, will receive, in connection with various interests and properties being contributed by them common units in our operating partnership, or % of our company on a fully diluted basis ( % of our company on a fully diluted basis, if the underwriters’ over-allotment option is exercised in full).” Please revise your disclosure to clarify whether the percentages presented represent Mr. Crate’s and Mr. Ibe’s respective ownership interests or aggregate ownership interest.

Response to Comment No. 7

In response to the Staff’s comments, the Company has revised the disclosure on page 159 of the Registration Statement to separate the percentages represented by Mr. Crate and Mr. Ibe and to clarify that they are respective ownership interests.

Draft Exhibit 5.1 Opinion Regarding The Validity Of The Securities Being Registered

8.	We note the qualification in your draft legal opinion that states, “when the price and other terms upon which the Shares are to be sold have been approved by the Board of Directors.” Please tells us what “other terms” you intend the Board to establish at a later date.

Response to Comment No. 8

In response to the Staff’s comment, the Exhibit 5.1 opinion has been modified to remove the phrase “and other terms” from the qualification. An updated draft of the Exhibit 5.1 opinion is attached as Annex A to this letter.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 231-4347 or Mark Opper at (617) 570-8128.

Ms. Barros

Division of Corporation Finance

December 23, 2014

Sincerely,

/s/ Alison M. Bernard

Alison M. Bernard

Executive Vice President and Chief Financial Officer

cc:	Darrell W. Crate

William C. Trimble, III

Easterly Government Properties, Inc.

Gilbert G. Menna

Mark S. Opper

Goodwin Procter LLP

David J. Goldschmidt

Skadden, Arps, Slate, Meagher & Flom LLP

Annex A

Draft Exhibit 5.1 Opinion Regarding The Validity Of The Securities Being Registered

DRAFT-DELIVERY OF FINAL LETTER IS SUBJECT TO COMPLETION OF GOODWIN PROCTER LLP’S OPINION PRE-CLEARANCE PROCEDURES

                    , 2015

Easterly Government Properties, Inc.

2101 L Street NW, Suite 750

Washington, D.C. 20037

Re:	Securities Being Registered under Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as counsel to Easterly Government Properties, Inc., a Maryland corporation (the “Company”), in connection with its filing of a Registration Statement on Form S-11 (File No. 333- ) (as amended or supplemented, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of the offering by the Company of up to $ aggregate maximum offering price of shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), including Shares purchasable by the underwriters upon their exercise of an over-allotment option granted to the underwriters by the Company. The Shares are being sold to the several underwriters named in, and pursuant to, an underwriting agreement among the Company and such underwriters (the “Underwriting Agreement”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company. For purposes of this opinion, we have assumed that the number of Shares issued does not exceed shares of Common Stock, no shares of Common Stock are issued after the date hereof (other than the Shares and any shares reserved for future issuance by the Company as of the date hereof) and the Company does not take any action after the date hereof to reduce the number of authorized shares of Common Stock.

The opinion set forth below is limited to the Maryland General Corporation Law (which includes reported judicial decisions interpreting the Maryland General Corporation Law).

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, when the price upon which the Shares are to be sold have been approved by the Board of

Directors of the Company (or a duly authorized committee of the Board of Directors) and when the Shares have been issued and delivered against payment in accordance with such approval, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

GOODWIN PROCTER LLP